Filed pursuant to Rule 424(B)(5)
SEC File No. 333-89204
Prospectus Supplement to Prospectus Dated June 21, 2002

1,000,000 Shares

Common Stock

Quicksilver Resources Inc. is selling 1,000,000 shares of common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “KWK.” On November 18, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $23.29 per share.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 1 of the accompanying prospectus.

	Per Share	Total
Public offering price	$21.75	$21,750,000
Underwriting discount and commissions	$1.08	$1,080,000
Proceeds to Quicksilver Resources Inc., before expenses	$20.67	$20,670,000

We have granted the underwriter an over-allotment option to purchase up to 150,000 additional shares of common stock.

The shares will be ready for delivery on or about November 22, 2002.

McDonald Investments Inc.

The date of this prospectus supplement is November 18, 2002.

The term “PV-10,” when used in this prospectus supplement, means the estimated future net cash inflows to be generated from the production of proved reserves discounted to present value using an annual discount rate of 10%. Future cash inflows were estimated by applying year-end prices, adjusted for fixed price contracts but excluding hedges, to the estimated future production of the year-end reserves. Future cash inflows were reduced by estimated future production and development costs based on year-end costs to determine pre-tax cash inflows.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to a prospectus dated June 21, 2002. That prospectus is also part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission on May 28, 2002. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement provides you with specific information about the common stock we are selling in this offering. This prospectus supplement and the accompanying prospectus include important information about us and other information you should know before investing. This prospectus supplement also adds to, updates and changes information contained in the accompanying prospectus. You should read this prospectus supplement and the accompanying prospectus, together with the additional information in other documents we refer to, before investing in shares of our common stock.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate only as of its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, and the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For this purpose, any statements contained in this prospectus supplement and the accompanying prospectus or incorporated by reference into this prospectus supplement and the accompanying prospectus that are not statements of historical fact may be deemed to be forward-looking statements. We may, in some cases, use words such as “project,” “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “should,” “will,” “could” or “may” or other words that convey uncertainty of future events or outcomes to identify forward-looking statements. For a discussion of important factors that could affect our actual results or cause our actual results to differ materially from the results anticipated by these forward-looking statements, please refer to the section entitled “Risk Factors” beginning on page 1 of the accompanying prospectus. These important factors also include the factors that we identify in the documents we incorporate by reference. You should read these risk factors and the other cautionary statements made in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary contains basic information about the offering. This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which we refer for a more complete understanding of the offering. In addition, we incorporate important business and financial information into this prospectus supplement by reference. You may obtain the information incorporated by reference into this prospectus supplement without charge by following the instructions in “Where You Can Find More Information” on page 15 of the accompanying prospectus. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriter’s over-allotment option has not been exercised.

The Company

We are an independent oil and gas company engaged in the exploration, acquisition, development, production and sale of natural gas, crude oil and natural gas liquids primarily from unconventional reservoirs such as fractured shale, coal beds and tight sands. Our operations are concentrated in Michigan, Indiana, Wyoming, Montana and, more recently, in the Canadian province of Alberta. At December 31, 2001, we had estimated proved reserves of 641 Bcfe. Approximately 86% of our reserves were comprised of natural gas, 81% were classified as proved developed and we operated 67% of our reserves. Over 85% of our estimated proved reserves are located in Michigan and are characterized by long reserve lives and predictable well production profiles, with additional reserve and production enhancement opportunities. We recently began to focus on the exploration and development of coal bed methane reserves in Alberta, Canada. We believe that much of our future growth will be through development of our interests in these Canadian coal bed methane projects.

We intend to maintain an active capital spending program that will be focused primarily on the continued development and exploitation of our properties in Michigan and Indiana, as well as exploratory and development spending in support of our coal bed methane operations in Canada. For 2002, we have established a company-wide capital budget of $80.6 million. Of this amount, approximately $29.6 million will be allocated for development drilling, $29.0 million for acquisitions, $6.2 million for exploratory drilling, $6.0 million for workover activities and $8.6 million for compression and gathering systems. In geographic terms, we anticipate that 82% of the total budget will be allocated to United States properties and 18% will be allocated to our Canadian operations. As of September 30, 2002, we had spent approximately 40% of our capital budget.

The following table presents information regarding our primary areas of operation:

Areas of Operations:	Reserves (1) (Bcfe)	% Gas (1)	% Proved Developed (1)	3rd Quarter Production (Mcfed)	Net Undeveloped Acres
Michigan	550.0	94%	85%	96,015	38,291
Indiana	12.0	100%	62%	1,421	34,637
Canada (2)	16.5	100%	54%	2,629	19,717
Other	62.3	6%	63%	8,813	241,167

Total	640.8	86%	82%	108,878	333,812

(1)	As of December 31, 2001

(2)	Excluding interests in coal bed methane reserves

Through a balanced strategy of growth from acquisitions, low-risk development drilling, exploitation and exploration, we have achieved significant growth in EBITDA, estimated proved reserves and production over the past three years. From 1999 to 2001, we increased our EBITDA from $25.9 million to $82.5 million, our estimated proved reserves, at year end, from 290 Bcfe to 641 Bcfe and our average daily production from 57.6 Mmcfed to 110.2 Mmcfed, representing compound annual growth rates of 79%, 49% and 38%, respectively. From 1999 through 2001, we participated in the drilling of 282 gross development wells and 102 gross exploratory wells with success rates of 99% and 95%, respectively. Over this same period, we added an estimated 474.8 Bcfe of net proved reserves at an all-sources finding cost of $0.62 per Mcfe. Costs from all-sources include acquisition costs, exploration and development costs and expenditures relative to our Canadian coal bed methane projects which are considered to be unevaluated costs.

Several important transactions are expected to provide, or have provided, the basis for our growth. On November 14, 2002, we entered into an agreement with Enogex Exploration Corporation to purchase its interests in natural gas properties located in Michigan, most of which we currently operate. We will acquire approximately 46 Bcf of estimated proven reserves for approximately $32.0 million, subject to downward closing adjustments. The purchased interests will add approximately 8.5 Mcfd of natural gas production to our current production. We expect to close the transaction in December 2002 and will finance the acquisition with available cash and existing credit facilities. Closing of the transaction is subject to customary closing conditions. The effective sale date will be July 1, 2002.

In March 2000, we acquired oil and gas properties from CMS Oil & Gas Company that are located primarily in the Antrim Shale in Michigan, for a total purchase price of $164 million. At closing, the CMS properties had estimated proved reserves of 320.4 Bcfe with 80% of the reserves classified as proved developed. The acquisition more than doubled our reserve base at a per unit cost of $0.51 per Mcfe and provided us with significant growth opportunities. We initially targeted the CMS properties primarily because the reserves complemented our existing core operations in Michigan and reflected characteristics that were consistent with our technical knowledge and expertise in unconventional gas reserves.

In 1999 and 2000, we purchased 100% of MGV Energy Inc., a Canadian exploration and production company, to establish a base of operations in Canada. We immediately began to capitalize on our investment in MGV by entering into a joint venture agreement with EnCana Corporation (the surviving entity in a recent merger between Alberta Energy Company Ltd. and PanCanadian Corporation) in 2000 for a term of five years to explore for coal bed methane reserves on an area of over two million acres of land, with the right to earn interests in up to 700 sections. These 700 sections are within an area of mutual interest encompassing a large portion of the southern half of the province of Alberta. Initial focus is on up to 300 sections on over one million acres of land in the West Palliser Block in Alberta, Canada. To date, the joint venture has drilled 25 exploratory wells and 75 pilot wells in the West Palliser Block and 22 exploratory wells outside the West Palliser Block. The joint venture initiated production on a portion of these wells into sales lines in January 2002, representing the first significant coal bed methane production reported in Canada. Currently, 14 wells are producing gas into sales lines and the remaining wells have been tested and are awaiting flow-line installation. The joint venture recently began commercial development drilling and anticipates having approximately 50 new development wells drilled and completed by December 31, 2002. Additional development drilling will occur in 2003 and subsequent years. We will own a 35% interest in all wells drilled by the joint venture in the 300 sections within the West Palliser Block focus area and 40% of all wells drilled by the joint venture in the 400 sections outside of the focus area.

We have three other joint ventures in Canada which supplement current activities within the EnCana area of mutual interest. In June 2001, MGV entered into a joint venture agreement with Conoco Northern Inc. to explore for and develop natural gas from coal beds situated on Conoco lands in central and southern Alberta. MGV has also entered into a joint venture with NCE Petrofund that covers properties in central and southern Alberta. Another joint venture was recently established by MGV to explore for and develop natural gas from coal beds situated on Murphy Canada Exploration lands in central Alberta. EnCana has a right to participate at a level of up to 60% of our interest in any wells drilled by these additional joint ventures.

Mercury Exploration Company, which made significant contributions of properties to us at the time of our formation, was founded by Frank Darden in 1963 to explore and develop conventional oil and gas properties in the United States. We became a public company in 1999 through a merger with MSR Exploration Ltd. The Darden family, including Mercury and another entity controlled by the Dardens, still retains a significant ownership position in us, with approximately 49.6% beneficial ownership as of November 8, 2002. Thomas Darden, Glenn Darden and Anne Darden Self serve on our Board of Directors along with five independent directors. Thomas Darden is our Chairman of the Board, Glenn Darden is our President and CEO and Anne Darden Self is our Vice President-Human Resources.

Business Strategy

Our business strategy is designed to successfully achieve our principal objectives of superior growth in reserves, production and cash flow to increase stockholder value. Key elements of our business strategy include:

Focus on Unconventional Gas Reserves. We focus our exploration and development efforts on unconventional natural gas reservoirs. Unconventional reservoirs such as natural gas produced from fractured shales, coal beds and tight sands will not produce at commercial flow rates unless the formation is successfully stimulated. The majority of our Michigan production is from the Antrim Shale where we, including Mercury prior to our formation, have been active drillers and producers for over ten years. Our Antrim Shale activities have allowed us to develop a technical and operational expertise in the acquisition, development and production of unconventional natural gas reserves. Our Canadian coal bed methane joint ventures represent an extension of our expertise in unconventional natural gas reserves.

Low-Cost Development of Existing Property Base. We attempt to increase production and reserves through aggressive management of operations and low-risk development drilling. From 1999 to 2001, our all-sources finding cost was $0.62 per Mcfe. Our principal properties possess geological and reservoir characteristics that make them well suited for production increases through exploitation activities and development drilling. We perform workovers and infrastructure improvement projects to reduce operating costs and increase current and ultimate production. We regularly review operations and mechanical data on operated properties to determine if additional actions can profitably be taken to increase reserves and production. In late 2001 and early 2002 we undertook a full review of our Michigan properties which contributed to a reduction in production expenses from $1.33 per Mcfe in 2001 to $1.08 per Mcfe for the first nine months of 2002.

Pursuit of Selective Complementary Acquisitions. We seek to acquire long-lived producing properties with a high degree of operating control that contain opportunities to profitably increase oil and gas reserves and production levels through exploitation. Our reservoir enhancement techniques include the implementation of technically advanced reservoir management and aggressive cost management of field operations. We target acreage that will expose us to high potential prospects located in areas that are geologically similar to neighboring areas with large developed fields. Consistent with our primary operating strategy, our acquisition focus is on unconventional reserves, including additional interests in properties we currently operate. Our significant operating position in Michigan uniquely positions us for further consolidation in that state through acquisitions and additional economies of scale.

Management of Commodity Price Risk. We are focused on growing our oil and gas operations while minimizing the effect of commodity price swings on net income and cash flow from operations. To help ensure a level of predictability in the prices received for our natural gas and crude oil production and, therefore, the resulting cash flow, we have entered into natural gas sales contracts and financial hedges that cover approximately 78% of our daily natural gas production, or 66% of our total daily production, as of September 30, 2002. The commodity risk management strategy helps to ensure a predictable base level of cash flow, which allows us to execute our drilling and exploitation programs, meet debt service requirements and pursue acquisition opportunities despite price fluctuations.

Participation in Exploratory Drilling Projects. We will continue to focus the bulk of our activities on lower risk exploitation activity and development drilling, including future activities in Canada. However, we may allocate approximately 10% of future capital expenditures to target high potential projects with defined financial risk. In particular, we anticipate pursuing leasehold acquisitions and joint venture opportunities that expose us to additional unconventional gas projects, including fractured shale, coal beds and tight sands, to which our technical and operational expertise is well suited.

The Offering

Common stock offered by us	1,000,000 shares

Common stock to be outstanding after the offering	20,918,112 shares

Use of proceeds
Our net proceeds from this offering are approximately $20.6 million after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use these net proceeds to reduce our outstanding indebtedness. The reduction will provide additional borrowing availability under our credit facility:

•	to fund development and exploration;

•	for strategic acquisitions; and

•	for working capital and other general corporate purposes.

Risk factors	See “Risk Factors” included in the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	KWK

The number of outstanding shares shown above is based on 19,918,112 outstanding shares on September 30, 2002 and excludes:

•	up to 150,000 shares that may be sold to the underwriter upon exercise of its over-allotment option; and

•	approximately 764,000 shares issuable upon exercise of options outstanding as of September 30, 2002.

Summary Consolidated Financial Data

The following table gives a summary of our historical consolidated financial data. You should read the data together with our consolidated financial statements included in documents we have incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2000	1999	2002	2001
				(Unaudited)
	(in thousands, except per share data)
Statement of Operations Data
Revenues:
Oil, gas and related product sales	$125,345	$108,772	$47,616	$81,078	$100,291
Other revenue	17,743	10,388	2,198	9,235	13,656

Total revenues	143,088	119,160	49,814	90,313	113,947
Expenses:
Oil and gas production costs	52,708	37,574	18,866	31,213	40,190
Other operating costs	1,734	664	—	1,050	1,057
Depreciation and depletion	28,643	24,555	14,036	22,611	21,615
Provisions for doubtful accounts	(1,071)	(279)	1,350	—	(1,071)
General and administrative	7,670	7,258	3,930	5,934	6,713

Total expenses	89,684	69,722	38,182	60,808	68,504

Operating income	53,404	49,388	11,632	29,505	45,443
Other income—net	(457)	(467)	(94)	(367)	(408)
Interest expense	23,751	22,124	8,703	15,026	18,544

Income before income taxes and minority interest	30,110	27,731	3,023	14,846	27,307
Minority interest	—	—	(141)	—	—

Income before income taxes	30,110	27,731	3,164	14,846	27,307
Income tax expense	10,800	10,113	2	5,344	9,779

Net income	$19,310	$17,618	$3,162	$9,502	$17,528

Basic earnings per share	$1.03	$0.96	$0.24	$0.48	$0.94
Diluted earnings per share	$1.00	$0.95	$0.24	$0.47	$0.91
Basic weighted average shares outstanding	18,664	18,290	13,151	19,598	18,623
Diluted weighted average shares outstanding	19,221	18,467	13,151	20,197	19,170
Other Data:
EBITDA(1)	$82,504	$74,410	$25,903	$52,483	$67,466
Net cash from (used for) operating activities	57,921	47,691	10,221	22,776	42,536
Net cash from (used for) investing activities	(67,227)	(195,518)	(42,288)	(28,059)	(48,041)
Net cash from (used for) financing activities	5,199	158,103	34,330	8,780	(2,610)
Capital expenditures	67,566	194,507	43,452	32,164	46,959

	September 30, 2002
	Actual	As Adjusted (2)
	(Unaudited) (in thousands)
Balance Sheet Data:
Cash and cash equivalents	$12,223	$12,223
Total assets	474,072	474,072
Long-term debt	240,065	219,495
Total equity	$106,418	$126,988

(1)
EBITDA means earnings before interest, income taxes, depreciation, depletion and amortization. EBITDA is not a calculation based upon generally accepted accounting principles. EBITDA should not be considered as an alternative to net income as a better indicator of our operating performance, or as an alternative to cash flow as a better measure of liquidity. EBITDA measures presented in this prospectus supplement may not be comparable to other similarly titled measures reported by other companies. We believe EBITDA is a widely accepted financial indictor of a company’s ability to incur and service debt and to fund capital expenditures. In evaluating EBITDA, we believe that investors should consider, among other things, the amount by which EBITDA exceeds interest costs, how EBITDA compares to principal repayments on debt and how EBITDA compares to capital expenditures for each period.

(2)
The “as adjusted” balance sheet data gives effect to the application of the $20.6 million of estimated net proceeds from the sale of common stock in this offering to repay a portion of our debt. Please read “Use of Proceeds.”

Summary Reserve and Operating Data

The table below presents our summary reserve information as of the indicated dates. Estimates of proved reserves are based on reserve reports prepared by Holditch-Reservoir Technologies Consulting Services, a Schlumberger company, our independent petroleum engineering consultants. For additional information relating to our natural gas and oil reserves, please read note 19 of the notes to our December 31, 2001 consolidated financial statements.

	Year Ended December 31,
	2001	2000	1999
Estimated Proved Reserves:
Natural gas (Mmcf)	551,522	570,814	192,963
Oil and condensate (Mbbls)	13,344	14,856	15,281
Natural gas liquids (Mbbls)	1,538	1,535	845
Total (Mmcfe)	640,814	669,160	289,719
Proved developed as a percentage of estimated proved reserve volumes	82%	76%	69%
Natural gas as a percentage of estimated proved reserve volumes	86%	85%	67%
SEC PV-10 pre-tax value (in thousands)	$358,950	$1,592,761	$253,506

The following table presents information regarding the production volumes of, average sales prices received for and average production costs associated with our sales of natural gas and crude oil for the periods indicated. For additional information relating to our results of operations, please see “Selected Historical Consolidated Financial and Operating Data.”

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2000	1999	2002	2001
				(Unaudited)
Production:
Natural gas (Mmcf)	32,689	26,655	15,926	24,268	24,562
Crude oil and condensate (Mbbls)	1,059	1,035	724	692	820
NGL (Mbbl)	195	161	129	109	138
Total (Mmcfe)	40,212	33,831	21,044	29,076	30,313
Average sales price per unit, including impact of hedges:
Natural gas (per Mcf)	$ 3.03	$ 3.04	$ 2.25	$ 2.67	$ 3.19
Crude oil and condensate (per Bbl)	21.03	22.87	14.55	21.14	23.13
NGL (per Bbl)	19.97	25.25	9.93	14.63	21.79
Expenses (per Mcfe):
Production(1)	$ 1.33	$ 1.11	$ 0.90	$ 1.08	$ 1.32
General and administrative	0.19	0.21	0.19	0.20	0.22
Depreciation, depletion and amortization	0.71	0.73	0.67	0.78	0.71

(1)	Includes production taxes and ad valorem taxes.

USE OF PROCEEDS

The net proceeds from our sale of 1,000,000 shares of common stock in the offering are approximately $20.6 million after deducting underwriting discounts and estimated offering expenses payable by us.

We currently expect to use the net proceeds from the sale of our common stock for reduction of indebtedness outstanding under our credit facility. The reduction will provide additional borrowing availability under our credit facility:

•	to fund development and exploration;

•	for strategic acquisitions, including our pending acquisition of properties from Enogex; and

•	for working capital and other general corporate purposes.

Our credit facility is a three-year revolving credit facility that matures on May 13, 2005. We can designate the interest rate on amounts outstanding under such credit facility at either the London Interbank Offered Rate (LIBOR) + a percentage within a range of 1.25% to 2.25% (depending on the level of our utilization of the facility) or the bank prime rate. On October 2, 2002, our interest rate was set at 3.665% through January 2, 2003 on $177,000,000. The borrowing base under our credit facility will increase from $210,000,000 to $250,000,000 effective December 1, 2002 as a result of a regularly scheduled semi-annual re-determination that occurred on November 1, 2002.

CAPITALIZATION

The following table sets forth our unaudited capitalization as of September 30, 2002 on an actual basis and on an as adjusted basis. The as adjusted column gives effect to our receipt of the net proceeds of approximately $20.6 million from the sale of 1,000,000 shares of common stock in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The outstanding share information in the table below excludes:

•	up to 150,000 shares that may be sold to the underwriter upon exercise of its over-allotment option; and

•	approximately 764,000 shares of common stock issuable upon exercise of options outstanding as of September 30, 2002.

	September 30, 2002
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$12,223	$12,223

Long-term debt	$240,065	$219,495

Stockholders’ equity:
Preferred Stock: $0.01 par value; authorized shares—10,000,000; 1 share issued	—	—
Common stock: $0.01 par value; authorized shares—40,000,000; issued shares—23,632,864	$236	$236
Paid-in capital in excess of par value	94,804	$111,474
Treasury stock: 3,714,752 shares actual; 2,714,752 as adjusted	(14,490)	(10,590)
Accumulated other comprehensive income	(28,623)	(28,623)
Retained earnings	54,491	54,491

Total stockholders’ equity	$106,418	$126,988

Total capitalization	$474,072	$474,072

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange and trades under the symbol “KWK.” Prior to October 22, 2001, our common stock was listed on the American Stock Exchange and was traded under the same symbol. The following table sets forth for the periods indicated the high and low per share sales prices as reported by the New York Stock Exchange or the American Stock Exchange, as applicable.

	Price Range
	High	Low
2002
Fourth quarter (through November 18, 2002)	$23.48	$16.79
Third quarter	25.95	16.89
Second quarter	26.35	21.30
First quarter	23.50	16.80
2001
Fourth quarter	$19.50	$11.45
Third quarter	19.10	10.32
Second quarter	20.50	11.00
First quarter	13.69	9.06
2000
Fourth quarter	$9.88	$7.38
Third quarter	9.75	7.00
Second quarter	7.62	4.88
First quarter	6.19	3.62

On November 18, 2002, the last reported sale price of our common stock as reported on the New York Stock Exchange was $23.29 per share.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, for the operation and development of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our current credit facility prohibits us from paying cash dividends on our common stock. Any future dividends may also be restricted by any loan agreements into which we may enter from time to time.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table gives a summary of our selected historical consolidated financial data for the years ended December 31, 2001, 2000 and 1999 and for the nine months ended September 30, 2002 and 2001. Balance sheet data is also presented as of December 31, 2001, 2000 and 1999 and as of September 30, 2002 and 2001. You should read the data with our consolidated financial statements and unaudited financial statements included in documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2000	1999	2002	2001
				(Unaudited)
	(in thousands, except per share data)
Statement of Operations Data
Revenues:
Oil, gas and related product sales	$125,345	$108,772	$47,616	$81,078	$100,291
Other revenue	17,743	10,388	2,198	9,235	13,656

Total revenues	143,088	119,160	49,814	90,313	113,947
Expenses:
Oil and gas production costs	52,708	37,574	18,866	31,213	40,190
Other operating costs	1,734	664	—	1,050	1,057
Depreciation and depletion	28,643	24,555	14,036	22,611	21,615
Provisions for doubtful accounts	(1,071)	(279)	1,350	—	(1,071)
General and administrative	7,670	7,258	3,930	5,934	6,713

Total expenses	89,684	69,722	38,182	60,808	68,504

Operating income	53,404	49,388	11,632	29,505	45,443
Other income—net	(457)	(467)	(94)	(367)	(408)
Interest expense	23,751	22,124	8,703	15,026	18,544

Income before income taxes and minority interest	30,110	27,731	3,023	14,846	27,307
Minority interest	—	—	(141)	—	—

Income before income taxes	30,110	27,731	3,164	14,846	27,307
Income tax expense	10,800	10,113	2	5,344	9,779

Net income	$19,310	$17,618	$3,162	9,502	17,528

Basic earnings per share	$1.03	$0.96	$0.24	$0.48	$0.94
Diluted earnings per share	$1.00	$0.95	$0.24	$0.47	$0.91
Basic weighted average shares outstanding	18,664	18,290	13,151	19,598	18,623
Diluted weighted average shares outstanding	19,221	18,467	13,151	20,197	19,170
Balance Sheet Data:
Cash and cash equivalents	$8,726	$12,833	$2,557	$12,223	$4,718
Current assets	35,294	47,449	18,892	37,380	40,349
Total assets	469,244	440,111	194,302	474,072	459,246
Short-term debt	945	4,149	2,134	945	907
Other current liabilities	56,130	42,365	9,590	55,111	51,577
Long-term debt	248,425	239,986	94,952	240,065	238,801
Total equity	94,387	86,758	69,551	106,418	93,342

The following table gives a summary of our selected historical operational data for the years ended December 31, 2001, 2000 and 1999 and for the nine months ended September 30, 2002 and 2001. You should read the data together with our operational data included in documents incorporated by reference in the prospectus supplement and the accompanying prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2000	1999	2002	2001
				(Unaudited)
Production:
Natural gas (Mmcf)	32,689	26,655	15,926	24,268	24,562
Crude oil and condensate (Mbbls)	1,059	1,035	724	692	820
NGL (Mbbl)	195	161	129	109	138

Total (Mmcfe)	40,212	33,831	21,044	29,076	30,313
Product sales revenue ($ in thousands):
Natural gas sales	$99,183	$81,044	$35,799	$64,847	$78,309
Crude oil and condensate sales	22,275	23,674	10,540	14,637	18,969
NGL sales	3,887	4,054	1,277	1,594	3,013

Total sales	$125,345	$108,772	$47,616	$81,078	$100,291
Average sales price per unit, including impact of hedges:
Natural gas (per Mcf)	$3.03	$3.04	$2.25	$2.67	$3.19
Crude oil and condensate (per Bbl)	21.03	22.87	14.55	21.14	23.13
NGL (per Bbl)	19.97	25.25	9.93	14.63	21.79
Average daily sales volume:
Natural gas (Mcfd)	89,559	72,829	43,633	88,894	89,971
Crude oil and condensate (Bblsd)	2,902	2,829	1,984	2,536	3,004
NGL (Bblsd)	533	439	353	399	506
Total (Mcfed)	110,170	92,432	57,655	106,505	111,037
Depletion and depreciation (in thousands, except per unit data):
Depletion	$26,162	$22,985	$13,315	$20,295	$19,364
Depreciation of other fixed assets	2,481	1,570	721	2,316	2,251

Total depletion and depreciation	$28,643	$24,555	$14,036	$22,611	$21,615
Average depletion cost per Mcfe	$0.65	$0.68	$0.63	$0.70	$0.64
Income tax information ($ in thousands):
Income tax provision	$10,800	$10,113	$2	$5,344	$9,779
Effective tax rate	35.9%	36.5%	0%	36.0%	35.8%
Expenses (per Mcfe):
Production(1)	$1.33	$1.11	$0.90	$1.08	$1.32
General and administrative	0.19	0.21	0.19	0.20	0.22
Depreciation, depletion and amortization	0.71	0.73	0.67	0.78	0.71

(1)	Includes production and ad valorem taxes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

The following discussion is incomplete and should be read in conjunction with our financial statements contained in our Form 10-K for the year ended December 31, 2001 and our Form 10-Q for the nine months ended September 30, 2002, along with Management’s Discussion and Analysis of Financial Condition and Results of Operation contained in the Form 10-K and the Form 10-Q.

Results of Operations

Nine Months Ended September 30, 2002 Compared with Nine Months Ended September 30, 2001

We recorded net income of $9,502,000 ($0.47 per diluted share) in the nine months ended September 30, 2002, compared to net income of $17,528,000 ($0.91 per diluted share) for the first nine months of 2001.

Operating Revenues

Total revenues for the nine months ended September 30, 2002 were $90,313,000; a decrease of 21% from the $113,947,000 reported for the nine months ended September 30, 2001. Lower prices decreased revenue $15,296,000 while a decrease in sales volumes further reduced revenue $3,917,000. The decrease in volumes from the prior year period was primarily the result of recognition in 2001 of volumes related to properties where payouts occurred, which enabled us to record additional volumes and revenues in 2001 attributable to our increased interests. Other revenue decreased $4,421,000 from the prior year period primarily as a result of a $2,577,000 decrease in revenue derived from Section 29 tax credits and an $843,000 decrease in income from investments in subsidiaries. Additional decreases in other revenue were due to lower gas marketing margins for the 2002 period and $580,000 recognized in 2001 in connection with the bankruptcy settlement of a natural gas purchaser of ours.

Gas, Oil and Related Product Sales

Gas sales of $64,847,000 for the nine months ended September 30, 2002 were 17% lower than the $78,309,000 reported for the comparable 2001 period. Lower prices reduced revenue $12,676,000 from the 2001 period. Average prices decreased to $2.67 per Mcf from $3.19 per Mcf in the prior year. Reduced sales volumes of 294,000 Mcf decreased revenue $786,000 as compared to the first nine months of 2001. Gas volumes in 2001 included 540,000 Mcf that were the result of the identification, in 2001, of properties where payouts had occurred, which enabled us to record additional volumes and revenue in 2001 attributable to our increased interests. The 2001 volumes due to payout identifications were partially offset by approximately 245,500 Mcf of net increases in natural gas production in 2002. Significant increases in Michigan included 528,000 Mcf at Sturgeon Valley Ranch where 15 wells were drilled in late 2001 and at Garfield Field where Prairie du Chien (“PdC”) wells were fracture stimulated in June and July of 2002 and resulted in production increases of 251,000 Mcf in the third quarter of 2002. Drilling in Indiana resulted in additional production of 105,000 Mcf in 2002 and additional compression at Cinco Ranch in Texas increased 2002 production 72,000 Mcf. Capital expenditures at the Bindloss field in Canada increased production 44,000 Mcf over 2001. These increases were partially offset by normal production declines.

Oil sales were $14,637,000 for the nine months ended September 30, 2002 compared to $18,969,000 for the 2001 period. The average oil sales price for the nine-month period in 2002 decreased $1.99 per barrel to $21.14 per barrel and reduced oil revenue $1,630,000. A 468 Bbld decrease in sales volumes reduced revenue $2,702,000 from the prior year period. The decrease was due in part to the sale of Wyoming and Texas properties in June and July of this year. Higher volumes in the 2001 period were primarily due to adjustments recognized in the second quarter of 2001 related to properties acquired in 2000.

NGL sales of $1,594,000 for the 2002 period decreased $1,419,000 from $3,013,000 for the 2001 nine-month period. Average NGL prices decreased from $21.79 to $14.63 per barrel and reduced revenue $990,000. The decrease in sales volumes occurred despite the third quarter recognition of sales of approximately 16,000 barrels as a result of the finalization of a joint venture audit.

Other Revenues

Other revenue of $9,235,000 for the nine-month 2002 period was $4,421,000 lower when compared to the 2001 period. Revenue derived from Section 29 tax credit monetizations decreased $2,577,000. Deferred revenue recognition associated with the 2000 Section 29 tax credit monetization ceased in the third quarter. The prior year included $580,000 of revenue associated with the settlement of bankruptcy proceedings of a former gas purchaser of ours. Gas marketing margins decreased by $363,000 from the 2001 period. Additionally, losses of $843,000 from our equity affiliate, Voyager Compression Services LLC (“Voyager”), were recorded in 2002 as a result of its impairment of assets and the wind down of its operations.

Operating Expenses

Operating expenses for the first nine months of 2002 were $60,808,000, 11% lower than the $68,504,000 incurred in the 2001 period.

Oil and Gas Production Costs

Oil and gas production costs were $31,213,000, a decrease of 22% from 2001 oil and gas production costs of $40,190,000. A reduction in sales volumes, including the absence of 2001 payout volumes, and cost reduction measures we instituted early in 2002 resulted in a decrease in lease operating expense of approximately $1,966,000. Additional expense recoveries of $3,127,000 were the result of review of various operating agreements under which we operate both oil and gas properties and other partnerships. The review resulted in an increase of expenses recovered from the oil and gas properties and partnerships. Reductions in production overhead of $1,101,000 were primarily the result of reductions in estimated bonus and 401(k) contributions. Lower sales prices and volumes resulted in a $2,783,000 decrease of severance tax expense as compared to the 2001 nine-month period.

Depletion and Depreciation

Depletion for the first nine months of 2002 was $20,295,000, $931,000 higher than the 2001 period. Depletion expense increased $1,794,000 due to an increase in the depletion rate for 2002 but the increase was partially offset by a decrease due to lower sales volumes. The higher depletion rate was the result of a combination of capital costs incurred and a proportionately smaller increase in proved oil and gas reserves due to lower product prices when compared to the prior year period.

General and Administrative Expenses

General and administrative costs incurred during the nine months ended September 30, 2002 were $5,934,000, 12% lower than the expense incurred in the 2001 period. The decrease was due to lower personnel costs of $1,172,000 resulting primarily from a reduction in estimated 2002 bonuses and 401(k) contributions. Reductions occurred in several other expense categories as compared to the prior year. A $594,000 increase in legal expenses partially offset the expense reductions. The increased legal expense was incurred in connection with a royalty lawsuit filed against us in 2001.

Interest Expense and Other Income/Expense

Interest expense for the first nine months of 2002 was $15,026,000, a decrease of $3,518,000 from the comparable 2001 period. The decrease was the result of lower effective interest rates partially offset by higher debt levels.

Income Tax Expense

The income tax provision of $5,344,000 was established using an effective U.S. Federal tax rate of 35%. The provision also includes a $70,000 state and foreign income tax benefit. Canadian tax rates result in an effective rate in excess of 35%. Income tax expense decreased over the prior year period as a result of lower pretax income as compared to the first nine months of 2001.

As of September 30, 2002, we had a deferred tax liability of $48,251,000. Deferred tax expense of $5,295,000 incurred in 2002 was offset by an additional $7,885,000 of deferred tax benefit associated with derivative obligations.

Sources and Uses of Funds

Net cash from operations for the nine months ended September 30, 2002 was $22,776,000, compared to cash provided from operations of $42,536,000 for the same period last year. The decrease resulted from lower earnings due primarily to reduced revenues, caused by lower average prices and reduced volumes. In addition, changes in working capital reduced cash by $11,452,000 due to timing of expense and capital accruals and payment for those items.

Net cash used for investing activities for the nine months ended September 30, 2002 was $28,059,000. Investing activities were comprised primarily of $32,164,000 expended for drilling of oil and gas properties and construction of service facilities, including Canadian capital expenditures of $9,208,000, which were partially offset by $1,263,000 of proceeds from the sale of producing properties and reductions of $2,842,000 in advances to equity affiliates.

Net cash provided by financing activities for the nine months ended September 30, 2002 was $8,780,000. We received $16,812,000, after payments for agency fees of $297,000, from the exercise of warrants covering 980,000 shares of stock and from the issuance of 127,989 shares issued upon exercise of employee stock options. We decreased net borrowings under our credit facility by $7,000,000 during the first nine months of 2002. In May, our three-year revolving credit facility was amended to mature on May 13, 2005. It permits us to obtain revolving credit loans and to issue letters of credit for our account from time to time in an aggregate amount not to exceed $250,000,000. As of September 30, 2002, our borrowing base was $210,000,000 of which $26,085,188 was available.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Net income of $19,310,000 ($1.00 per diluted share) was recorded for 2001, an increase of 10% over 2000 net income of $17,618,000 ($0.95 per diluted share). The increase was largely the result of a full year’s operating results from our CMS acquisition as compared to the three quarters of results reflected for 2000.

Operating Revenues

Total revenues for 2001 were $143,088,000, an increase of 20% from the $119,160,000 reported in 2000. Additional volumes, resulting primarily from properties acquired from CMS, increased hydrocarbon sales revenue by $19,491,000 over the 2000 period, while an overall decrease in prices reduced revenue by $2,918,000.

Gas, Oil and Related Product Sales

Gas sales of $99,183,000 for 2001 were 22% higher than the $81,044,000 for 2000, as gas volumes increased 23% to 32,689,000 Mcf in 2001. Additional gas sales volumes of 6,000,000 Mcf contributed $18,306,000 of additional revenue over 2000. Higher gas volumes were primarily the result of approximately 3,994,000 Mcf in the first quarter from properties acquired from CMS and approximately 371,000 Mcf from Indiana properties acquired from Mercury and Dominion Reserves-Indiana, Inc. in the fourth quarter of 2000. Approximately 163,000 Mcf were added from the Bindloss area acquired in early 2001 by MGV. An additional 540,000 Mcf were attributable to prior year production payouts identified during 2001. Capital expenditures for drilling, recompletions and workovers in 2001 resulted in a 2,400,000 Mcf increase in sales volumes. These increases were offset by natural production declines on existing production. In 2001, we drilled 127 net productive wells, excluding Canadian exploratory and pilot wells. Additionally, we successfully worked over or recompleted 86 net wells during 2001. Average gas prices in 2001 were virtually unchanged from 2000.

Oil sales declined to $22,275,000 for 2001, compared to $23,674,000 in 2000. Average oil sales prices in 2001 were $21.03 per Bbl compared to $22.87 per Bbl in 2000. Lower prices decreased revenue $1,903,000 over the prior year. Additional oil production contributed $504,000 of revenue as compared to 2000. Crude oil production increased 24,000 Bbls from 2000 as a result of 58,000 Bbls in the first quarter from CMS properties and 116,000 Bbls from 2001 capital expenditures partially offset by production declines on existing production.

NGL sales for 2001 were essentially unchanged from 2000. Revenue of $3,887,000 resulted from NGL production of 195,000 Bbls as compared to $4,054,000 in revenue from 160,000 Bbls in 2000. Capital expenditures increased 2001 sales volumes by 47,000 Bbls that were partially offset by production declines on existing production.

Other Revenues

Other revenue in both 2001 and 2000 primarily consisted of income associated with Section 29 tax credits and income associated with marketing, transportation and processing of natural gas. Deferred income of $9,396,000 was recognized in 2001 from our 2000 Section 29 tax credit monetization compared to $6,842,000 in 2000. Revenue from prior Section 29 tax credit monetizations was $1,499,000, an increase of $68,000 over 2000. Natural gas marketing, transportation and processing income for 2001 was $5,143,000 compared to $1,049,000 in 2000, due primarily to increased third party marketing activity in 2001 and inclusion of a full year’s results in 2001, due to operations acquired from Mercury effective July 1, 2000. Income from equity subsidiaries increased $358,000 to $1,125,000, primarily as a result of a full year’s activity from partnership interests acquired from Mercury in 2000. During the year, $1,651,000 was received from a customer in bankruptcy, of which $580,000 was recorded in other revenue and $1,071,000 was recorded as reversal of bad debt expense.

Operating Expenses

Operating expenses of $89,988,000 in 2001 were 29% higher than the $69,772,000 incurred in 2000. The increase was the result of additional volumes from acquisition properties, prior period payout expenses and a full year’s expenses associated with marketing, transportation and processing operations acquired from Mercury in 2000. Also included is a recovery of a $1,071,000 provision for doubtful accounts associated in with the 1999 bankruptcy of one of our natural gas purchasers.

Oil and Gas Production Costs

Oil and gas production costs for 2001 were $53,550,000 and 43% higher than the $37,574,000 incurred in 2000. Increased sales volumes from acquisitions in 2000, prior year payouts and other production increases resulted in approximately $6,981,000 of additional production expense. Higher levels of compressor maintenance and well workovers, increased well counts and additional field and production office personnel accounted for the remaining $7,789,000 increase. Production taxes increased $1,206,000 to $7,945,000 in 2001 as a result of increased sales volumes, partially offset by lower average sales prices for 2001.

Other Operating Costs

Other operating costs of $1,196,000 were associated with marketing, transportation and processing operations acquired from Mercury. The increase of $532,000 over 2000 reflects a full year’s activity for 2001.

Depletion and Depreciation

Depletion increased to $26,162,000 in 2001 from $22,985,000 in 2000. Depletion increased $4,152,000 as a result of increased sales volumes, partially offset by a $975,000 decrease due to a lower depletion rate that resulted from increased reserve volumes as compared to the prior year. Depreciation increased $911,000 to $2,481,000 in 2001, primarily as a result of gas processing and transportation assets acquired from Mercury as well as gas compression facilities added in 2001.

General and Administrative Expenses

General and administrative costs incurred during 2001 were $7,670,000 and $412,000 higher than 2000. The increase was primarily the result of additional contract labor expense of $469,000 and additional stock exchange fees of approximately $124,000 relating to our listing on the New York Stock Exchange, offset by reductions in various other categories.

Interest Expense and Other Income/ Expense

Interest expense of $23,751,000 in 2001 increased $1,627,000 from 2000. The increase reflects an additional quarter of interest for debt incurred for the acquisition of the CMS properties, partially offset by lower effective interest rates in 2001.

Other income increased $294,000, primarily as a result of additional interest income earned on invested operating cash balances.

Income Taxes

The income tax provision of $10,800,000 was established using an effective United States federal tax rate of 35%. The 2001 current portion of $463,000 consists of federal alternative minimum tax of $178,000 and Canadian and state income tax expense of $285,000. Income tax expense increased $687,000 as a result of additional pre-tax income in 2001 partially offset by a decrease in the 2001 effective tax rate.

The deferred income tax liability at December 31, 2001 was $51,113,000. The increase in the deferred tax liability over the December 31, 2000 balance is the result of deferred income tax expense of $10,337,000. The increase is partially offset by the $7,252,000 deferred tax benefit related to deferred losses associated with hedge derivatives.

Sources and Uses of Funds

Net cash provided by operations for the year ended December 31, 2001 was $57,921,000 compared to $47,691,000 for the same period last year. The increase resulted from higher earnings and increased working capital from operations.

Net cash used in investing for the year ended December 31, 2001 was $67,227,000. Investing activities were comprised primarily of additions to oil and gas properties through development expenditures of $50,202,000, exploration expenditures of $10,103,000 and property acquisitions of $5,749,000. Included in exploratory expenditures were $8,022,000 for our share of the EnCana and Conoco coal bed methane projects.

Net cash from financing activities for the year ended December 31, 2001 was $5,199,000. Cash of $1,895,000 was received from the exercise of warrants and employee stock options. Borrowings under our credit facility increased by $10,000,000 and were partially offset by various other note and loan repayments of $6,618,000 resulting in net additional borrowings of $3,382,000.

Section 29 Tax Credits

Internal Revenue Code Section 29 income tax benefits are due to expire at the end of 2002, and, unless new legislation extends the benefits, our income will be reduced by the expiration starting in 2003. During 2001 and 2000, we recorded revenue of $10,895,000 and $8,273,000, respectively, from Section 29 benefits. We anticipate recording revenue of $10,100,000 in 2002. Of these amounts, $1,499,000 and $1,431,000 represent cash payments for 2001 and 2000, respectively. Cash payments for 2002 are estimated to be $1,300,000.

Liquidity and Capital Resources

We believe that our capital resources are adequate to meet the requirements of our business. We anticipate that the current remaining 2002 planned capital expenditures of $19,500,000 as of September 30, 2002, plus $29,000,000 in acquisition expenditures, will be funded by cash flow from operations and credit facility utilization. However, future cash flows from operations are subject to a number of variables including the level of production and oil and gas prices, and there can be no assurance those operations and capital resources will provide cash in sufficient amounts to maintain planned levels of capital expenditures.

We have a credit facility, which is a three-year revolving facility that matures on May 13, 2005 and permits us to obtain revolving credit loans and to issue letters of credit for our account from time to time in an aggregate amount not to exceed $250,000,000. The current borrowing base is $210,000,000 and is subject to semi-annual determination and certain other re-determinations based upon a variety of factors, including the discounted present value of estimated future net cash flow from our natural gas and crude oil production. The borrowing base will increase to $250,000,000 effective December 1, 2002 as a result of the semi-annual re-determination that occurred on November 1, 2002. At our option, loans may be prepaid, and revolving credit commitments may be reduced in whole or in part at any time in minimum amounts. We can designate the interest rate on amounts outstanding at either the London Interbank Offered Rate (LIBOR) + a percentage within a range of 1.25% to 2.25% (depending on the level of our utilization of the facility) or the bank prime rate. On October 2, 2002, our interest rate was set at 3.665% through January 2, 2003 on $177,000,000. The collateral for the credit facility consists of substantially all of our existing assets and any future reserves acquired. The loan agreements prohibit the declaration or payment of dividends by us and contain other restrictive covenants, which, among other things, require the maintenance of a minimum current ratio. We currently are in compliance with all such restrictions. At September 30, 2002, we had $26,085,188 available under the credit facility.

Our principal operating sources of cash include sales of natural gas and crude oil and revenues from gas marketing, transportation and processing. We sell approximately 31% of our natural gas production under fixed-price long-term contracts and an additional 43% of natural gas production is sold under fixed-price swap agreements. As a result, we benefit from significant predictability of our natural gas revenues. Commodity market prices affect cash flows for that portion of our natural gas not under contract as well as our crude oil and NGL sales.

Environmental Matters

For further information regarding environmental matters associated with our natural gas and crude oil acquisition, development, exploration, production and sale activities, please read the section entitled "Environmental Matters" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 that was filed by us with the SEC and is incorporated herein by reference through the accompanying prospectus.

We currently operate, and have in the past operated, numerous properties that for many years have been used for the exploration and production of natural gas and crude oil. Although we utilize, and have in the past utilized, operating and disposal practices that are standard in the industry, there have been occasional releases of hydrocarbons, chlorides and other wastes at some of our properties that have impacted the soils and groundwater of surrounding areas. In particular, we have been monitoring groundwater contamination at several of our Michigan properties to ensure it does not adversely affect the surrounding environment and local citizens. At one location, an affected surface rights owner has sued us for damages allegedly arising from an accidental release of brine from one of our pipelines located on the property. The lawsuit is still in the discovery phase of litigation and we are unable to predict the potential outcome at this time. Based on information currently available to us, we believe that the final resolution of this matter will not have a material effect on our operations, equity or cash flows.

Beginning March 10, 2003, the U.S. Environmental Protection Agency ("EPA") will require permits for storm water discharges resulting from construction activities where the soil disturbance at the construction sites are more than one but less than five acres. The EPA has indicated that this permit requirement will include pre-operation construction activities at exploration and production sites. These new permitting requirements could result in increased time and expense prior to initiating exploration or production activities at a particular drill site, and could adversely affect our operations and financial condition. We are unable to precisely estimate the additional costs to comply with these storm water requirements. The EPA has estimated the costs of compliance as ranging, depending on the acreage of the site, from $2,000 to $10,000 per site, but oil and natural gas industry sources have estimated higher costs (of approximately $20,000 per site), and thus are actively lobbying the EPA to exempt oil and natural gas exploration and production companies from these storm water construction permitting requirements.

Quantitative and Qualitative Disclosures About Market Risk

We have established policies and procedures for managing risk within our organization, including internal controls. The level of risk assumed by us is based on our objectives and capacity to manage risk.

Commodity Price Risk

Our primary risk exposure is related to natural gas commodity prices. We are focused on growing our oil and gas operations while minimizing the effect of commodity price swings on net income and cash flow from operations. To help ensure a level of predictability in the prices received for our natural gas and crude oil production and, therefore, the resulting cash flow, we have entered into natural gas sales contracts and financial hedges that cover approximately 78% of our daily natural gas production, or 66% of our total daily production, as of September 30, 2002. This commodity risk management strategy helps to ensure a predictable base level of cash flow, which allows us to execute our drilling and exploitation programs, meet debt service requirements and pursue acquisition opportunities despite price fluctuations; however, it also limits future gains from favorable movements.

We enter into various financial contracts to hedge our exposure to commodity price risk associated with anticipated future natural gas production. These contracts have included price ceilings and floors, no-cost collars and fixed price swaps. We sell approximately 25,000 Mcfd and 10,000 Mcfd of natural gas under long-term fixed price contracts at $2.49 per Mcf and $2.47 per Mcf, respectively, through March 2009. Approximately 7,400 Mcfd sold under these contracts are third party volumes controlled by us. Approximately 38,059 Mcfd of our equity natural gas are hedged using fixed price swap agreements. Additionally, we have entered into gas collars for 5,000 Mcfd through October 2002. As a result, we benefit from significant predictability of our natural gas revenues.

Crude oil collars were put into place during the second quarter of 2002. The collars are in affect through December 2003 and cover 1,500 Bbld. In September, we hedged 500 Bbld of our equity crude oil using a fixed priced swap agreement. The fixed swap agreement is in effect until September 2003.

Commodity price fluctuations affect the remaining natural gas and crude oil volumes as well as our NGL volumes. Up to 4,500 Mcfd of natural gas is committed at market price through May 2004. Additional gas volumes of 16,500 Mcfd are committed at market price through September 2008. Approximately 11,500 Mcfd sold under these contracts are third party volumes controlled by us.

Utilization of our hedging program may result in natural gas and crude oil realized prices varying from market prices that we receive from the unhedged sale of natural gas and crude oil. As a result of the financial hedging programs, production revenues in the first nine months of 2002 and 2001 were $2,855,000 and $22,948,000 lower, respectively, than if the hedging programs had not been in effect.

The following table summarizes our open financial hedge positions as of September 30, 2002 related to natural gas and oil production.

Product	Type	Contract Period	Volume	Weighted Avg Price per Mcf	Fair Value
					(in thousands)
Gas	Fixed Price	Oct 2002-Apr 2004	7,500 Mcfd	$2.40	$(7,064)
Gas	Fixed Price	Oct 2002-Dec 2004	559 Mcfd	2.04	(605)
Gas	Fixed Price	Oct 2002-Apr 2005	10,000 Mcfd	2.79	(10,890)
Gas	Fixed Price	Oct 2002-Apr 2005	10,000 Mcfd	2.79	(10,960)
Gas	Fixed Price	Oct 2002-Apr 2005	10,000 Mcfd	2.79	(10,960)
Gas	Collar	Oct 2002	5,000 Mcfd	2.55-3.50	(23)
Oil	Fixed Price	Oct 2002-Sept 2003	500 Bbld	26.30	(182)
Oil	Collar	Oct 2002-Dec 2003	1,500 Bbld	21.00-28.80	(487)

				Total	$(41,171)

Cinnabar Energy Services & Trading, LLC, our wholly owned marketing company, also enters into various financial contracts to hedge its exposure to commodity price risk associated with future contractual natural gas sales and purchases. These contracts may include either fixed and floating price sales or purchases from third parties. As a result of these firm sale and purchase commitments and associated financial price swaps, the hedge derivatives typically qualify as either cash flow or fair value hedges. As of September 30, 2002 and 2001, marketing revenues were $1,900,000 and $591,000 lower, respectively, as a result of these hedging activities.

The following table summarizes Cinnabar’s open financial derivative positions and hedged firm commitments as of September 30, 2002 related to natural gas marketing.

Product	Type	Contract Period	Volume	Weighted Avg Price per Mcf	Fair Value
					(in thousands)
Fixed price sale and purchase contracts
Gas	Sale	Oct 2002-Jun 2003	952 Mcfd	$3.66	$(136)
Financial derivatives
Gas	Floating Price	Oct 2002-Jun 2003	952 Mcfd		185

			Total-net		$49

The fair value of all natural gas and crude oil financial contracts and associated firm sale and purchase commitments as of September 30, 2002 and 2001 was estimated based on published market prices of natural gas and crude oil for the periods covered by the contracts. The net differential between the prices in each contract and market prices for future periods, as adjusted for estimated basis, has been applied to the volumes stipulated in each contract to arrive at an estimated future value. This estimated future value was discounted on each contract at rates commensurate with federal treasury instruments with similar contractual lives. As a result, the fair value of our derivatives does not necessarily represent the value a third party would pay to assume our contract positions.

Interest Rate Risk

As of September 30, 2002, $75,000,000 of our variable-rate debt was hedged with interest rate swaps converting the debt’s floating LIBOR base to a 6.72% fixed-rate resulting in a liability of $1,912,000. On October 24, 2002, we closed our fixed-rate interest swaps related to $75,000,000 of variable-rate debt and entered into a new fixed-rate interest swap that converts the interest rate to a fixed-rate of 3.74% through March 31, 2005. The realized loss of $1,854,000 on the closed swaps will be reclassified out of other comprehensive income through March 31, 2003, the original maturity of such swaps.

A total of $53,000,000 of our fixed-rate Subordinated Notes was hedged through March 30, 2009 with an interest rate swap that converted the debt’s 14.75% fixed-rate debt to a floating three-month LIBOR base. This hedge was closed on July 15, 2002, and we received a cash settlement of $1,000,000. The settlement was deferred and is being recognized as a reduction of interest expense over the original life of the swap.

Interest expense for the nine-month periods ended September 30, 2002 and 2001 was $1,786,000 and $964,000 higher, respectively, as a result of the interest rate swaps.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our directors, executive officers and other officers who make significant contributions to our business as of November 8, 2002.

Name	Age	Position
Thomas F. Darden	48	Chairman of the Board
Glenn Darden	46	President, Chief Executive Officer and Director
Anne Darden Self	44	Vice President—Human Resources and Director
Bill Lamkin	57	Executive Vice President and Chief Financial Officer
Jeff Cook	45	Senior Vice President—Operations
D. Wayne Blair	45	Vice President and Controller
Robert N. Wagner	38	Vice President—Engineering
John C. Cirone	52	Vice President, General Counsel and Secretary
John B. Gremillion, Jr.	55	Vice President of Investor Relations
MarLu S. Hiller	40	Treasurer
James A. Hughes	39	Director
D. Randall Kent	75	Director
Steven M. Morris	49	Director
W. Yandell Rogers III	40	Director
Mark B. Warner	39	Director

The following biographies describe the business experience of our directors, executive officers and other officers.

Thomas F. Darden has served on our board of directors since December 1997. He also served at that time as President of Mercury Exploration Company. During his term as President of Mercury, Mercury developed and acquired interests in over 1,200 producing wells in Michigan, Indiana, Kentucky, Wyoming, Montana, New Mexico and Texas. Mr. Darden graduated from Tulane University in 1975 with a BA in Economics. Prior to joining us, Mr. Darden had been employed by Mercury or its parent corporation, Mercury Production Company, for 22 years. He became a director and the President of MSR Exploration Ltd. On March 7, 1997. On January 1, 1998, he was named Chairman of the Board and Chief Executive Officer of MSR. He was elected our President when we were formed and then Chairman of the Board and Chief Executive Officer on March 4, 1999, the date of our acquisition of MSR. He served as our Chief Executive Officer until November 1999.

Glenn Darden has served on our board of directors since December 1997. Prior to that time, he served with Mercury for 18 years, and for the last five of those 18 years, was the Executive Vice President of that company. Prior to working for Mercury, Mr. Darden worked as a geologist for Mitchell Energy Corporation. He graduated from Tulane University in 1979 with a BA in Earth Sciences. Mr. Darden became a director and Vice President of MSR on March 7, 1997, and was named President and Chief Operating Officer of MSR on January 1, 1998. He served as our Vice President until he was elected President and Chief Operating Officer on March 4, 1999. Mr. Darden became our Chief Executive Officer in November 1999.

Anne Darden Self has served on our board of directors since September 1999, and she became our Vice President-Human Resources in July 2000. She is also currently President of Mercury, where she has worked since 1992. From 1988 to 1991, she was with BancPLUS Savings Association in Houston, Texas. She was employed as Marketing Director and then spent three years as Vice President of Human Resources. She worked from 1987 to 1988 as an Account Executive for NW Ayer Advertising Agency. Prior to 1987, she spent several years in real estate management. She attended Sweet Briar College and graduated from the University of Texas in Austin in 1980 with a BA in History.

Bill Lamkin is a Certified Management Accountant and a Certified Cash Manager with over 20 years of experience in the oil and gas industry. He graduated from Texas Wesleyan University with a BBA in Accounting in 1968. He served as Controller/Chief Financial Officer at Whittaker Corporation and Sargeant Industries, Inc. between 1970 and 1978. He worked as Treasurer, Controller, and Director of Financial Services at Union Pacific Resources until he became our Executive Vice President and Chief Financial Officer when he joined us in June 1999.

Jeff Cook became our Senior Vice President—Operations in July 2000. From 1979 to 1981, he held the position of Operations Supervisor with Western Company of North America. In 1981, he became a District Production Superintendent for Mercury and became Vice President of Operations in 1991 and Executive Vice President in 1998 before joining us. Mr. Cook graduated from Texas Christian University with a BBA in Finance in 1979.

D. Wayne Blair is a Certified Public Accountant with over 20 years of experience in the oil and gas industry. He graduated from Texas A&M University in 1979 with a BBA in Accounting. He was employed by Sabine Corporation from 1980 through 1988 where he held the position of Assistant Controller. From 1988 through 1994, he served as Controller for a group of private businesses involved in the oil and gas industry. Prior to joining us in April 2000, he was the Controller for Mercury.

Robert N. Wagner has served as our Vice President—Engineering since July 1999. From January 1999 to July 1999, he was our manager of eastern region field operations. From November 1995 to January 1999, Mr. Wagner held the position of district engineer with Mercury. Prior to 1995, Mr. Wagner was with Mesa, Inc. for over eight years and served as both drilling engineer and production engineer. Mr. Wagner received a BS in Petroleum Engineering from the Colorado School of Mines in Golden, Colorado in 1986.

John C. Cirone was named as our Vice President and General Counsel on July 1, 2002. He graduated from St. Louis University School of Law in 1974 and was employed by Union Pacific Resources from 1978 to 2000. During that time he served in various positions in the Law Department and from 1997 to 2000 he was the Manager of Land and Negotiations. In 2000 he was promoted to the position of Assistant General Counsel of Union Pacific Resources. After leaving Union Pacific Resources in August 2000, Mr. Cirone was engaged in the private practice of law prior to joining us.

John B. Gremillion, Jr. has served as our Vice President of Investor Relations since November 2001. From June 2000 to November 2001, Mr. Gremillion held the position of Director of Investor Relations. He is a Certified Public Accountant with over 30 years experience in public and industry accounting. He was with Arthur Andersen LLP and Dresser Industries, Inc. for 12 years before joining Union Pacific Resources in 1981. At Union Pacific, he served in various tax positions and retired from Union Pacific Corporation in August 1998 as Vice President of Taxes. Mr. Gremillion graduated from Louisiana State University with a BBA in Accounting in 1968.

MarLu S. Hiller is a Certified Public Accountant with over 15 years of experience in public and oil and gas accounting. She graduated from Baylor University with a BBA in Accounting in 1985, and was with Ernst & Young for three years before joining Union Pacific Resources. At Union Pacific Resources, she served in various capacities, including financial reporting, financial system implementations, and manager of accounting for Union Pacific Fuels, which was Union Pacific Resources’ marketing company. Ms. Hiller joined us in August of 1999 as Director of Financial Reporting and Planning and was named Treasurer in May of 2000.

James A. Hughes has served on our board of directors since July 24, 2001. Currently, Mr. Hughes is the President and Chief Operating Officer of Enron Global Assets and is responsible for all of Enron’s energy infrastructure businesses (primarily natural gas pipelines and electric power generating plants) outside North America. Prior to his present position, Mr. Hughes held a number of senior management positions with the Enron organization. He also has experience with a major Houston, Texas law firm where he specialized in corporate finance and securities transactions. Mr. Hughes received a JD from the University of Texas at Austin School of Law in May 1988 and obtained a Certificate of Completion in International Business Law from Queen Mary’s College, University of London in May 1987. He received a BBA from the Southern Methodist University, Edwin L. Cox School of Business in May 1985.

D. Randall Kent is a retired Vice President of General Dynamics Corporation. He joined General Dynamics/Fort Worth Division in 1949 and served in various engineering management positions, including Vice President and Chief Engineer of the F-16 Fighter Program. Following his retirement in 1991, Mr. Kent served as a consultant to the Lockheed-Martin Corporation. He graduated from Louisiana State University in 1947 with a BS in Mechanical Engineering, and from Cornell University in 1949 with an MS in Engineering. Mr. Kent was elected a director of MSR in 1997 and, at the time of our merger with MSR, became one of our directors.

Steven M. Morris is a Certified Public Accountant and President of Morris & Co., a private investment firm in Houston, Texas. From 1988 to 1991, he was Vice President of Finance for ITEX Enterprises, Inc. From 1981 to 1988, Mr. Morris was Financial Vice President of Hanson Minerals Company, a Houston-based oil and gas exploration company. From 1978 to 1981, he was a partner in the certified public accounting firm of Haley & Morris. He served as Senior Accountant with the Houston office of Arthur Young and Company from 1974 to 1977. Mr. Morris was elected a director of MSR in October 1994. At the time of our merger with MSR on March 4, 1999, Mr. Morris became one of our directors.

W. Yandell Rogers, III is currently Chief Executive Officer of Priest River Ltd., a privately owned holding company. He served as an executive officer of Ridgway’s, Inc., based in Houston, Texas, from July 1997 until March 2002, ending his service as Ridgway’s Chief Executive Officer. Until March 2002, Ridgway’s was the largest privately held reprographics firm in the United States, with more than 60 locations nationwide. Mr. Rogers graduated from Southern Methodist University in 1986 with a BBA in Finance. He was elected a director of MSR in 1997 and, at the time of our merger with MSR, became one of our directors.

Mark B. Warner is currently a Senior Vice President of Growth Capital Partners, L.P., an investment and merchant banking firm, and head of its Austin, Texas office. From 1987 to 1989, Mr. Warner was a reservoir engineer with Marathon Oil Company in Lafayette, Louisiana working in the offshore Gulf of Mexico. From 1989 to 1993, he served as manager of petroleum engineering for Remington Oil Company (formerly Box Energy) in Dallas, Texas. From 1995 to July 2000, Mr. Warner was with Enron Corp. in Houston, Texas. He last served Enron as a Director in Enron North America’s finance group. In 1985, Mr. Warner received a BS in Geological Engineering from the University of Missouri-Rolla. He received an MPE from the University of Oklahoma in 1987. In 1995, he received an MBA with a finance emphasis from the Edwin L. Cox School of Business at Southern Methodist University in Dallas. Mr. Warner was elected as one of our directors at our 1999 meeting of stockholders.

Thomas F. Darden, Glenn Darden and Anne Darden Self are siblings.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of November 8, 2002, and on a pro forma basis to reflect completion of our offering of 1,000,000 shares, by:

•	each person who is known by us to own beneficially more than five percent of our common stock;

•	each of our directors;

•	each of our executive officers;

•	all executive officers and directors as a group; and

•	the Darden family as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date of the computation are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. Unless otherwise indicated, the address for the following stockholders is c/o Quicksilver Resources Inc., 777 West Rosedale Street, Fort Worth, Texas 76104.

Name and Address of Beneficial Owner	Shares	Percent of Class Before Completion of Offering	Percent of Class After Completion of Offering
Glenn Darden(1)(3)	670,665	3.4%	3.2%
Thomas F. Darden(1)(3)	688,275	3.4%	3.3%
Anne Darden Self(1)	565,362	2.8%	2.7%
Steven M. Morris(2)	305,750	1.5%	1.5%
D. Randall Kent(2)	15,606	*	*
W. Yandell Rogers, II(2)	16,106	*	*
Mark Warner(2)	11,006	*	*
James A. Hughes(2)	7,904	*	*
Bill Lamkin(3)	122,163	*	*
Jeff Cook(3)	159,740	*	*
D. Wayne Blair(3)	48,006	*	*
Directors and executive officers as a group(4)	2,189,753	10.8%	10.3%
Mercury(5)(6)	5,127,517	25.7%	24.5%
Quicksilver Energy, L.C.(6)	3,030,861	15.2%	14.5%
Individual Darden family members	1,799,244	9.0%	8.6%

Total Darden family group(7)	9,957,622	49.6%	44.9%
Laird Norton Financial Group, Inc. and Wentworth, Hauser & Violich(8)	1,789,955	9.0%	8.5%
Lord, Abbett & Co.(8)	1,734,846	8.7%	8.3%

*	Indicates less than 1%

(1)
Includes with respect to each of Glenn Darden, Thomas F. Darden and Anne Darden Self 113,350, 133,110, and 95,200 shares, respectively, for which each is co-trustee for family member trusts, and 125,000 shares owned by The Discovery Fund, a nonprofit corporation of which each is a director. Does not include shares beneficially owned by Mercury or Quicksilver Energy, L.C. (“QELC”). See footnotes 5 and 6.

(2)
Includes with respect to each of Messrs. Morris, Kent, Rogers and Warner 4,167 option shares that vested on February 1, 2002, and with respect to Mr. Hughes 2,084 option shares that vested on February 1, 2002.

These option shares were issued to these non-employee directors as compensation for service during 2001. Also includes with respect to each of Messrs. Morris, Kent, Rogers, Warner and Hughes 3,820 option shares that were vested as of, or will vest within 60 days following, the date of this prospectus supplement. The address of Steven M. Morris is 952 Echo Lane, Suite 335, Houston, Texas 77024. The address of D. Randall Kent is 4421 Tamworth Road, Fort Worth, Texas 76116. The address of W. Yandell Rogers, III is 5711 Hillcroft, Houston, Texas 77036. The address of Mark Warner is P.O. Box 5246, Austin, Texas 78763. The address of James A. Hughes is P.O. Box 56486, Houston, Texas 77256.

(3)
Number of shares indicated includes with respect to each of the following individuals option shares that were vested as of, or will vest within 60 days following, the date of this prospectus supplement: Glenn Darden 57,015; Thomas F. Darden 57,015; Bill Lamkin 117,563; Jeff Cook 68,750; and D. Wayne Blair 18,056.

(4)
Includes 357,640 shares subject to options exercisable within 60 days following the date of this prospectus supplement, 125,000 shares owned by The Discovery Fund and 170,830 shares held in trusts of which Darden family members are co-trustees. Does not include shares beneficially owned by Mercury or QELC.

(5)
Each of Thomas F. Darden, Glenn Darden and Anne Darden Self are directors and stockholders of Mercury and share voting and investment power with respect to the 5,127,517 shares of our common stock beneficially owned by Mercury. Each of these persons disclaims beneficial ownership of all such shares.

(6)
Each of Mercury, Thomas F. Darden, Glenn Darden and Anne Darden Self are members of QELC and share voting and investment power with respect to the 3,030,861 shares of our common stock beneficially owned by QELC. Each such person disclaims beneficial ownership of those shares.

(7)
The Darden family group includes Mercury, QELC, The Discovery Fund, Estate of Frank Darden, Lucy Darden, Thomas F. Darden, Glenn Darden, Anne Darden Self and eight Darden family trusts which together presently control 9,842,203 shares of our common stock, representing approximately 49.4% of our outstanding shares, and beneficially 9,957,622 shares, representing approximately 49.7% of our outstanding shares.

(8)
Information presented is made in reliance on statements filed with the Securities and Exchange Commission pursuant to Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended. The filing by Laird Norton Financial Group, Inc. and Wentworth, Hauser & Violich was made in February 2002 as a joint filing indicating shared voting power over 1,789,955 shares of our common stock. The addresses of the two entities are 801 Second Avenue, Suite 1600, Seattle, Washington 98104 and 353 Sacramento Street, Suite 600, San Francisco, California 94111, respectively. The address of Lord, Abbett & Co. is 90 Hudson Street, Jersey City, New Jersey 07302.

UNDERWRITING

We have entered into an underwriting agreement with McDonald Investments Inc The underwriting agreement provides for the underwriter to purchase 1,000,000 shares of common stock, subject to the terms and conditions of the underwriting agreement.

This is a firm commitment underwriting, which means that the underwriter has agreed to purchase all of the shares offered by this prospectus supplement if they purchase any shares (other than those covered by the over-allotment option described below).

The underwriter has advised us that it proposes to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriter may offer some of the shares to selected securities dealers at the public offering price less a concession of $0.64 per share. The underwriter may also allow, and these dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the underwriter may change the offering price and other selling terms at various times.

We have granted the underwriter an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus supplement, permits the underwriter to purchase a maximum of 150,000 additional shares of common stock from us to cover over-allotments. If the underwriter exercises all or part of this option, it will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus supplement, less the underwriting discount.

The following table shows the underwriting fees to be paid to the underwriter by us in connection with this offering. The fees to be paid by us are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option.

	No Exercise	Full Exercise
Per Share	$1.08	$1.08

Total	$1,080,000	$1,242,000

We estimate that the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $100,000.

We and each of our directors and executive officers and Mercury and Quicksilver Energy, L.C. have agreed that, subject to certain exceptions described below, during the period beginning from the date of this prospectus supplement through and including the date that is 90 days after the date of this prospectus supplement, we or they will not offer, sell, contract to sell or otherwise dispose of any common stock or any securities which are convertible into or exchangeable for, or that represent the right to receive common stock, in each case without the prior written consent of the underwriter. We can, however, without the consent of the underwriter, issue and sell common stock pursuant to an employee stock option plan, in effect on the date of this prospectus supplement and may issue common stock issuable upon the conversion of securities outstanding on the date of this prospectus supplement.

The rules of the Securities and Exchange Commission may limit the ability of the underwriter to bid for or purchase shares before the distribution of the shares is completed. However, the underwriter may engage in the following activities under the rules:

Stabilizing transactions—The underwriter may make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares, so long as stabilizing bids do not exceed a specified maximum, and may discontinue these bids or purchases at any time.

Short sales—The underwriter may sell a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares from us in this offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares from us. “Naked” short sales are any sales in excess of such option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

These activities, which may be commenced and discontinued at any time, may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. Any of these activities may cause the market price of our common stock to be higher than the price that would otherwise exist in the open market in the absence of such transactions.

The underwriter has provided investment and financial advisory services to us in the past and may do so in the future.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriter may be required to make to satisfy any such liabilities.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus supplement will be passed on for us by Cantey & Hanger, L.L.P., Fort Worth, Texas. Certain legal matters relating to the common stock offered by this prospectus supplement will be passed on for the underwriter by Vinson & Elkins L.L.P., New York, New York.

EXPERTS

The information incorporated by reference in this prospectus supplement and the accompanying prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001, regarding the estimated quantities of proved reserves of our oil and gas properties, the future net cash flows from those reserves and the present values of those cash flows is derived from reserve reports prepared or reviewed by Holditch-Reservoir Technologies Consulting Services. The information is incorporated by reference in this prospectus supplement and the accompanying prospectus in reliance upon the authority of such firm as experts in matters contained in the reports.

The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2002 and 2001, June 30, 2002 and 2001 and September 30, 2002 and 2001 which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002, and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for its reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

PROSPECTUS

$150,000,000

Preferred Stock
Common Stock

We may offer from time to time shares of preferred stock and shares of common stock up to a total dollar amount of $150,000,000. Each time we offer securities, we will provide a supplement to this prospectus that will describe the specific terms of any securities we offer and the specific manner in which we will offer the securities. The prospectus supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully before you invest. Our common stock is traded on the New York Stock Exchange under the symbol “KWK.”

We are an independent energy company engaged in the acquisition, development, exploration, production and sale of natural gas and crude oil and the gathering, processing and transmission of natural gas. Our producing properties are principally in the states of Michigan, Wyoming, Montana and Indiana.

Investing in our securities involves risks, which are described in the
Section “ Risk Factors” beginning on page 1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 21, 2002.

You should rely only on the information contained or incorporated by reference in this prospectus and the relevant prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or the relevant prospectus supplement. We are not including an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus or the relevant prospectus supplement is accurate only as of the date on the front cover of those documents regardless of the time of delivery of this prospectus or the relevant prospectus supplement. In this prospectus and in any prospectus supplement, the terms “Quicksilver,” “we,” “our,” and “us” refer to Quicksilver Resources Inc. and, where appropriate, to our predecessors: Mercury Exploration Company; Quicksilver Energy, L.C.; Michigan Gas Partners Limited Partnership; and MSR Exploration Ltd. The term “you” refers to a prospective investor.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the securities. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

QUICKSILVER RESOURCES INC.

Quicksilver is an independent energy company engaged in the acquisition, development, exploration, production and sale of natural gas and crude oil and the gathering, processing and transmission of natural gas. Our producing properties are located principally in the states of Michigan, where we are the largest independent natural gas producer, Wyoming, Montana and Indiana. We acquired our first significant properties in Canada in August 1999. Over the past five years, we have significantly increased our proved reserves and production. We have accomplished this growth primarily through the acquisition of reserves in well-established producing areas followed by aggressive exploitation and development drilling and the purchase of additional interests in those or nearby similar properties. Our properties are located in well-established producing areas that have long productive histories and typically exhibit low annual decline rates.

We were incorporated in Delaware in 1997. Our principal executive offices are located at 777 West Rosedale Street, Suite 300, Fort Worth, Texas 76104 and our telephone number is (817) 665-5000.

Information contained on our Website should not be considered a part of this prospectus.

RISK FACTORS

Before you invest in our securities, you should be aware that the occurrence of any of the events described in this Risk Factors section and elsewhere in this prospectus or in a supplement to this prospectus could have a material adverse effect on our business, financial position, liquidity and results of operations. You should carefully consider these factors and the specific risks set forth under the caption “Risk Factors” in any supplement to this prospectus, and in documents we incorporate by reference before you decide to purchase our securities. This prospectus contains forward-looking statements that involve risks and uncertainties.

Because we have a limited operating history, our future operating results are difficult to forecast, and our failure to sustain profitability in the future could adversely affect the market price of our common stock.

Although our predecessors operated for years in the oil and gas industry prior to our formation, we began operations in 1998, and have a limited operating history in our current form upon which you may base your evaluation of our performance. As a result of our recent formation and our brief operating history, the operating results from the properties contributed by Mercury Exploration Company and others to us when we were formed may not indicate what our future results will be. We cannot assure you that we will maintain the current level of revenues, natural gas and crude oil reserves or production we now attribute to the properties contributed to us when we were formed and those acquired since our formation. Any future growth of our natural gas and crude oil reserves, production and operations could place significant demands on our financial, operational and administrative resources. Our failure to sustain profitability in the future could adversely affect the market price of our common stock.

Natural gas and crude oil prices fluctuate widely, and low prices could have a material adverse impact on our business.

Our revenues, profitability and future growth depend in part on prevailing natural gas and crude oil prices. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our credit facility is subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of natural gas and crude oil that we can economically produce.

While prices for natural gas and crude oil may be favorable at any point in time, they fluctuate widely. For example, the wholesale price of natural gas fell from approximately $5.00 per thousand cubic feet in May of 2001 to near $2.00 in January of 2002. Among the factors that can cause this fluctuation are:

•	the level of consumer product demand;

•	weather conditions;

•	domestic and foreign governmental regulations;

•	the price and availability of alternative fuels;

•	political conditions in oil and gas producing regions;

•	the domestic and foreign supply of oil and gas;

•	the price of foreign imports; and

•	overall economic conditions.

Our financial statements are prepared in accordance with generally accepted accounting principles. The reported financial results and disclosures were developed using certain significant accounting policies, practices and estimates. We employ the full cost method of accounting whereby all costs associated with acquiring, exploring for, and developing oil and gas reserves are capitalized and accumulated in separate country cost centers. These capitalized costs are amortized based on production from the reserves. These capitalized cost pools cannot exceed the present value of the underlying oil and gas reserves. A write down of these capitalized costs could be required if oil and/or gas prices fall below a certain value at each reporting period end. Future price declines or increased capitalized costs without incremental increases in oil and gas reserves could require us to record a write down.

Reserve estimates depend on many assumptions that may turn out to be inaccurate and any material inaccuracies in these reserve estimates or underlying assumptions may materially affect the quantities and present value of our reserves.

The process of estimating oil and gas reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in the information incorporated by reference into this prospectus from documents filed with the SEC.

In order to prepare these estimates we and independent reserve engineers engaged by us must project production rates and timing of development expenditures. We and the engineers must also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions such as natural gas and crude oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of natural gas and crude oil reserves are inherently imprecise.

Actual future production, oil and gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and crude oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in the information incorporated by reference into this prospectus from documents filed with the SEC. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing natural gas and crude oil prices and other factors, many of which are beyond our control.

At December 31, 2001, approximately 19% of our estimated proved reserves were undeveloped. Undeveloped reserves, by their nature, are less certain. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. Our reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of our natural gas and crude oil reserves and the costs associated with these reserves in accordance with industry standards, we cannot assure you that the estimated costs are accurate, that development will occur as scheduled or that the actual results will be as estimated.

You should not assume that the present value of future net revenues referred to in the information incorporated by reference into this prospectus from documents filed with the SEC is the current market value of our estimated oil and gas reserves. In accordance with SEC requirements, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of the estimate. Any changes in consumption by gas purchasers or in governmental regulations or taxation will also affect actual future net cash flows. The timing of both the production and the expenses from the development and production of oil and gas properties will affect the timing of actual future net cash flows from proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with us or the oil and gas industry in general will affect the accuracy of the 10% discount factor.

We may have difficulty financing our planned growth.

We have experienced and expect to continue to experience substantial capital expenditure and working capital needs, particularly as a result of our property acquisition and development drilling activities. In the future, we will most likely require additional financing, in addition to cash generated from our operations, to fund our planned growth. If revenues decrease as a result of lower natural gas or crude oil prices or otherwise, we may have limited ability to expend the capital necessary to replace our reserves or to maintain production at current levels, resulting in a decrease in production over time. If our cash flow from operations is not sufficient to satisfy our capital expenditure requirements, we cannot be certain that additional financing will be available to us on acceptable terms or at all. In the event additional capital resources are unavailable, we may curtail our acquisition, development drilling and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

Our Canadian operations present unique risks and uncertainties, different from or in addition to those we face in our domestic operations.

Through our wholly-owned Canadian subsidiary, MGV Energy Inc., we have entered into joint ventures with other companies to explore for and develop coal bed methane reserves on lands in Southern Alberta owned or controlled by our joint venture partners. We share exploratory and evaluation costs with our joint venture partners, each of which has substantially greater financial and other resources than we do. Our exploration results to date have been encouraging, prompting acceleration of our scheduled activities, expansion into other areas and increases in capital expenditures. Capital expenditures relating to our Canadian operations are budgeted to be approximately $23,000,000 in 2002, constituting approximately 29% of our total budgeted capital expenditures.

If our revenues decrease as a result of lower natural gas or crude oil prices or otherwise, we may have difficulty satisfying existing commitments for capital expenditures or limited ability to participate in further increases in capital expenditures that may be proposed by our joint venture partners. In the event additional capital resources are unavailable to us, we may curtail our acquisition, development drilling and other activities outside of Canada in order to keep pace with drilling activities within our joint ventures.

Our joint venture programs are still in their early stages and further pilot work and evaluation will be necessary to enable us to determine the appropriate pace of development and timing of capital expenditures. While initial test results indicate that net recoverable reserves on joint venture lands could be substantial, we can offer you no assurance that development will occur as scheduled or that actual results will be in accordance with estimates.

Other risks of our operations in Canada include, among other things, increases in taxes and governmental royalties, changes in laws and policies governing operations of foreign-based companies, currency restrictions and exchange rate fluctuations. Our Canadian operations may also be adversely affected by laws and policies of the United States affecting foreign trade and taxation.

We are vulnerable to operational hazards, transportation dependencies, regulatory risks and other uninsured risks associated with our activities.

The oil and gas business involves operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of crude oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could cause us to experience substantial losses. Also, the availability of a ready market for our natural gas and crude oil production depends on the proximity of reserves to, and the capacity of, natural gas and crude oil gathering systems, pipelines and trucking or terminal facilities.

Federal and state regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect our ability to produce and market our natural gas and crude oil. In addition, we may be liable for environmental damage caused by previous owners of properties purchased or leased by us.

As a result of operating hazards, regulatory risks and other uninsured risks, we could incur substantial liabilities to third parties or governmental entities, the payment of which could reduce or eliminate funds available for exploration, development or acquisitions. According to customary industry practices, we maintain insurance against some, but not all, of such risks and losses. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our business, financial condition and results of operations. In addition, pollution and environmental risks generally are not fully insurable.

We may be unable to make additional acquisitions of producing properties or successfully integrate them into our operations.

Our growth in recent years has been due in significant part to acquisitions of producing properties. We expect to continue to evaluate and, where appropriate, pursue acquisition opportunities on terms our management considers to be favorable to us. We cannot assure you that we will be able to identify suitable acquisitions in the future, or that we will be able to finance these acquisitions on favorable terms or at all. In addition, we compete against other companies for acquisitions, and we cannot assure you that we will be successful in the acquisition of any material property interests. Further, we cannot assure you that any future acquisitions that we make will be integrated successfully into our operations or will achieve desired profitability objectives.

The successful acquisition of producing properties requires an assessment of recoverable reserves, exploration potential, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond our control. These assessments are necessarily inexact and their accuracy inherently uncertain, and such a review may not reveal all existing or potential problems, nor will it necessarily permit us to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken.

In addition, significant acquisitions can change the nature of our operations and business depending upon the character of the acquired properties, which may be substantially different in operating and geological characteristics or geographic location than existing properties. While our current operations are located primarily in Michigan, Montana, Wyoming, Indiana and Canada, we cannot assure you that we will not pursue acquisitions or properties located in other locations.

The failure to replace our reserves could adversely affect our production and cash flows.

Our future success depends upon our ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Our proved reserves, which are primarily in the mature Michigan basin, will generally decline as reserves are depleted, except to the extent that we conduct successful exploration or development activities or acquire properties containing proved reserves, or both. In order to increase reserves and production, we must continue our development drilling and recompletion programs or undertake other replacement activities. Our current strategy is to maintain our focus on low-cost operations while increasing our reserve base, production and cash flow through acquisitions of producing properties where we can utilize our experience as a low-cost operator and use available cash flows to continue to exploit our existing properties. We cannot assure you, however, that our planned development projects and acquisition activities will result in significant additional reserves or that we will have continuing success drilling productive wells at low finding and development costs. Furthermore, while our revenues may increase if prevailing oil and gas prices increase significantly, our finding costs for additional reserves also could increase.

We cannot control the activities on properties we do not operate.

Other companies operate some of the properties in which we have an interest. As a result, we have a limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities. As a result, the success and timing of our drilling and development activities on properties operated by others depend upon a number of factors that are outside of our control, including:

•	timing and amount of capital expenditures;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells; and

•	selection of technology.

The loss of key personnel could adversely affect our ability to operate.

Our operations are dependent on a relatively small group of key management and technical personnel. We cannot assure you that these individuals will remain with us for the immediate or foreseeable future. The unexpected loss of the services of one or more of these individuals could have a detrimental effect on us.

Competition in our industry is intense, and we are smaller and have a more limited operating history than most of our competitors.

We compete with major and independent oil and gas companies for property acquisitions. We also compete for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial and other resources than we do. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for oil and gas prospects and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to complete transactions in this highly competitive environment. Furthermore, the oil and gas industry competes with other industries in supplying the energy and fuel needs of industrial, commercial, and other consumers.

Leverage materially affects our operations.

As of March 31, 2002 our long-term debt was $250,227,000 including $195,000,000 outstanding under our bank credit facility, $50,887,000 outstanding under our subordinated notes (as reduced by a fair value adjustment of $2,113,000 according to FAS 133) and $4,340,000 of other debt. We had $14,481,422 of available borrowing capacity under our bank credit facility. The borrowing base limitation on our credit facility is periodically redetermined. Redeterminations occur on May 1 and November 1 of each year. Upon a redetermination that reduces the borrowing base below the outstanding debt, we could be forced to repay a portion of our bank debt. We may not have sufficient funds to make such repayments.

Our level of debt affects our operations in several important ways, including the following:

•	a large portion of our cash flow from operations is used to pay interest on borrowings;

•	the covenants contained in the agreements governing our debt limit our ability to borrow additional funds or to dispose of assets;

•	the covenants contained in the agreements governing our debt may affect our flexibility in planning for, and reacting to, changes in business conditions;

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes;

•
our leveraged financial position may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures, despite our entry into long-term gas contracts and hedging arrangements to reduce our exposure;

•	any debt that we incur under our bank credit facility will be at variable rates, making us vulnerable to increases in interest rates, to the extent those rates are not hedged; and

•	a high level of debt will affect our flexibility in planning for or reacting to changes in market conditions.

In addition, we may significantly alter our capitalization in order to make future acquisitions or develop our properties. These changes in capitalization may significantly increase our level of debt. A higher level of debt increases the risk that we may default on our debt obligations. Our ability to meet debt obligations and to reduce our level of debt depends on our future performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control.

If we are unable to repay our debt at maturity out of cash on hand, we could attempt to refinance the debt or repay the debt with the proceeds of an equity offering. We cannot assure you that we will be able to generate sufficient cash flow to pay the principal or interest on our debt or that future borrowing or equity financing will be available to pay or refinance the debt. The terms of our debt may also prohibit us from taking these actions. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing or our debt include financial market conditions and our market value and operations performance at the time of the offering or other financing. We cannot assure you that any offering or refinancing can be successfully completed.

Several companies have entered into purchase contracts with us for a significant part of our production and if they default on these contracts, we could be materially and adversely affected.

Several long-term contracts for the sale of a significant portion of our natural gas production are currently in place and account for a significant portion of our total revenues. We cannot assure you that the other parties to these contracts will continue to perform under the contracts. If the other parties were to default after taking delivery of our natural gas, it could have a material adverse effect on our cash flows for the period in which the default occurred. A default by the other parties prior to taking delivery of our natural gas could also have a material adverse effect on our cash flows for the period in which the default occurred depending on the prevailing market prices of natural gas at the time compared to the price required to be paid under the long-term contracts.

Our activities are regulated by complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

Oil and gas operations are subject to various federal, state and local government laws and regulations which may be changed from time to time in response to economic or political conditions. Matters that are typically regulated include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	spacing of wells;

•	unitization and pooling of properties;

•	environmental protection; and

•	taxation.

From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity to conserve supplies of natural gas and crude oil. We also are subject to changing and extensive tax laws, the effects of which cannot be predicted.

The development, production, handling, storage, transportation and disposal of natural gas and crude oil, by-products and other substances and materials produced or used in connection with oil and gas operations are subject to laws and regulations primarily relating to protection of human health and the environment. The discharge of natural gas, crude oil or pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties and may result in the assessment of civil or criminal penalties or require us to incur substantial costs of remediation.

Legal and tax requirements frequently are changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We cannot assure you that existing laws or regulations, as currently interpreted or reinterpreted in the future, or future laws or regulations, will not materially adversely affect our business, results of operations and financial condition.

Internal Revenue Code Section 29 income tax benefits are due to expire at the end of 2002. Unless new legislation extends the benefits, our income will be lower starting in 2003. During 2001 and 2000, we recorded revenue of $10,895,000 and $8,273,000, respectively, from Section 29 benefits and anticipate recording $10,100,000 in 2002 from these credits.

Hedging our production may result in losses.

To reduce our exposure to fluctuations in the prices of natural gas and crude oil, we have entered into long-term gas contracts and hedging arrangements. These hedging arrangements expose us to risk of financial loss in some circumstances, including the following:

•	our production is materially less than expected; or

•	the other parties to the hedging contracts fail to perform their contract obligations.

In addition, these hedging arrangements may limit the benefit we would receive from increases in the prices for natural gas and crude oil in the following instances:

•	there is a change in the expected difference between the underlying price in the hedging agreement and actual prices received; or

•	a sudden unexpected event materially impacts natural gas or crude oil prices.

Furthermore, if we choose not to engage in hedging arrangements in the future, we may be more adversely affected by changes in natural gas and crude oil prices than our competitors who engage in hedging arrangements.

A small number of existing stockholders control our company, which could limit your ability to influence the outcome of stockholder votes.

Members of the Darden family, together with Mercury Exploration Company and Quicksilver Energy, L.C., companies primarily owned by the members of the Darden family, beneficially own on the date of this prospectus approximately 49.8% of our common stock. As a result, these entities and individuals will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our charter or bylaws and the approval of mergers and other significant corporate transactions.

A large number of our outstanding shares and shares to be issued upon exercise of our outstanding warrants and options may be sold into the market in the future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Our shares that are eligible for future sale may have an adverse effect on the price of our stock. There were 19,862,807 shares of our common stock outstanding on the date of this prospectus, including 227,421 shares issuable upon exchange of exchangeable shares issued by MGV Energy Inc., one of our subsidiaries. Approximately 9,750,000 of these shares are freely tradeable without substantial restriction or the requirement of future registration under the Securities Act of 1933. In addition, on the date of this prospectus we had the following warrants and options outstanding to purchase shares of our common stock:

•	Warrants to purchase 5,750 shares at 10 cents per share;

•	Options to purchase 345,085 shares at $3.6875 per share;

•	Options to purchase 13,333 shares at $7.00 per share;

•	Options to purchase 308,332 shares at $7.125 per share;

•	Options to purchase 42,552 shares at $9.80 per share;

•	Options to purchase 57,501 shares at $16.04 per share;

•	Options to purchase 9,800 shares at $16.50 per share; and

•	Options to purchase 65,935 shares at $17.02 per share.

Sales of substantial amounts of common stock, or a perception that such sales could occur, and the existence of options or warrants to purchase shares of common stock at prices that may be below the then current market price of the common stock, could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

Our restated certificate of incorporation contains provisions that could discourage an acquisition or change of control without our board of directors’ approval.

Our restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us, even if that change of control might be beneficial to stockholders. Our restated certificate also provides for a classified board of directors. This staggered election approach makes more difficult and discourages a proxy contest or the assumption of control by a substantial stockholder and thus increases the likelihood that incumbent directors will retain their positions.

FORWARD-LOOKING STATEMENTS

This prospectus, supplements to this prospectus and the documents incorporated by reference contain certain forward-looking statements about our financial condition, results of operations and business. These statements may be made expressly in this document or may be “incorporated by reference” to other documents we have filed with the Securities and Exchange Commission. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions used in this prospectus, supplements to this prospectus or documents incorporated by reference.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by us in those statements include, among others, the following:

•	the quality of our properties with regard to, among other things, the existence of reserves in economic quantities;

•	our ability to increase our reserves through exploration and development;

•	the number of locations to be drilled and the time frame within which they will be drilled;

•	future prices of natural gas and crude oil;

•	anticipated domestic demand for natural gas; and

•	the adequacy of our capital resources and liquidity.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this prospectus or supplements to this prospectus or, in the case of documents incorporated by reference, as of the date of such document.

We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus or supplements to this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements.

USE OF PROCEEDS

We will use the net proceeds from the sale of securities that we offer under this prospectus and any accompanying prospectus supplement for general corporate purposes and for any other purposes described in the relevant prospectus supplement. General corporate purposes may include using the net proceeds to fund our growth and for other working capital needs. The net proceeds may be used to reduce our balances under our existing credit agreement.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred dividends for the periods indicated. For purposes of computing the ratios, earnings represent income from continuing operations before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. Fixed charges include all interest expense and the proportion deemed representative of the interest factor of rent expense.

	Three Months Ended March 31,		Years Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Ratio of earnings to combined fixed charges and preferred dividends	1.8x	3.2x	2.2x	2.3x	1.3x	2.1x	3.2x

[1]	The ratio for the year ended December 31, 1997 is based on a pro forma consolidation of predecessor companies.

DESCRIPTION OF CAPITAL STOCK

Common Stock

Under our restated certificate of incorporation we may issue up to 40,000,000 shares of common stock. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of any outstanding preferred stock. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. Our outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

Under our restated certificate of incorporation we may issue up to 10,000,000 shares of preferred stock. We currently have one share of preferred stock outstanding. The single share was issued in connection with our acquisition of the remaining minority interest in our Canadian subsidiary, MGV Energy, Inc. of Calgary, Alberta, and provides voting rights to holders of MGV exchangable shares equivalent to the voting rights of our common shares for which the MGV shares are exchangeable. There are no options to purchase preferred stock currently outstanding.

Our board of directors has the authority, without further action by our stockholders, to issue up to the maximum authorized number of shares of preferred stock in one or more series. Our board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The rights, preferences, privileges and restrictions of each series will be fixed by the certificate of designation relating to that series. Any or all of the rights of our preferred stock may be greater than the rights of our common stock.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Whenever preferred stock is to be sold pursuant to this prospectus, we will file a prospectus supplement relating to that sale which will specify:

•	the number of shares in the series of preferred stock;

•	the designation for the series of preferred stock by number, letter or title that shall distinguish the series from any other series of preferred stock;

•	the dividend rate, if any, and whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	the voting rights of that series of preferred stock, if any;

•	any conversion provisions applicable to that series of preferred stock;

•	any redemption or sinking fund provisions applicable to that series of preferred stock;

•	the liquidation preference per share of that series of preferred stock, if any; and

•	the terms of any other preferences or rights, if any, applicable to that series of preferred stock.

Certain Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions or payment of dividends on our capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Election and Removal of Directors

Our board of directors is divided into three classes, each class having a three-year term that expires on a year different from the other classes. At each annual meeting of stockholders, the successors to the class of directors whose terms are expiring are elected to serve for three-year terms. This classification of the board of directors has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the directors. In addition, our directors may be removed only for cause by a two-thirds vote of stockholders. Because this system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of us and may maintain the incumbency of our board of directors.

Stockholder Meetings

Our bylaws provide that special meetings of stockholders may be called by our board of directors, our chairman of the board or our president. Stockholders may not call a special meeting of stockholders.

Business Combinations under Delaware Law

We are a Delaware corporation and are governed by Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder, which is a person who owns 15% or more of our outstanding voting stock, from engaging in business combinations with us for three years following the time that the person becomes an interested stockholder. These restrictions do not apply if:

•	before the person becomes an interested stockholder, our board of directors approves the transaction in which the person becomes an interested stockholder or the business combination;

•
upon completion of the transaction that results in the person becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
following the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of at least two-thirds of our outstanding voting stock not owned by the interested stockholder.

In addition, the law does not apply to interested stockholders who became interested stockholders before our common stock became listed on a national securities exchange.

Delaware law defines the term “business combination” to encompass a wide variety of transactions with, or caused by, an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

Limitation of Liability and Indemnification of Officers and Directors

Limitation of Liability.    Delaware law authorizes corporations to limit or eliminate the personal liability of their officers and directors to them and their stockholders for monetary damages for breach of officers’ and directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, officers and directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, officers and directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available and equitable remedies such as injunction or rescission.

Our restated certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty in such capacity, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification.    Delaware law also authorizes corporations to indemnify their officers, directors, employees and agents for liabilities, other than liabilities to the corporation, arising because that individual was an officer, director, employee or agent of the corporation so long as the individual acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and not unlawful.

Our bylaws provide that our officers and directors will be indemnified by us for liabilities arising because such individual was one of our officers or directors to the fullest extent permitted by Delaware law. Our bylaws also provide that we may, by action of our board of directors, provide similar indemnification to our employees and agents.

These provisions in our restated certificate of incorporation and our bylaws may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our stockholders or management from bringing a lawsuit against our officers and directors for breach of their duty of care, even though the action, if successful, might otherwise have benefited us and our stockholders.

These provisions in our restated certificate of incorporation and bylaws do not alter the liability of our officers and directors under federal securities laws and do not affect the right to sue under federal securities laws from violations thereof.

Transfer Agent And Registrar

Our common stock is listed on the New York Stock Exchange under the symbol “KWK.” Our transfer agent and registrar of the common stock is Mellon Investor Services, LLC.

PLAN OF DISTRIBUTION

We may sell the securities being offered pursuant to this prospectus directly to purchasers, to or through underwriters, through dealers or agents, or through a combination of such methods. The prospectus supplement with respect to the securities being offered will set forth the terms of the offering, including the names of the underwriters, dealers or agents, if any, the purchase price, the net proceeds to us, any underwriting discounts and other items constituting underwriters’ compensation, and initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement. If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement. If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If dealers are used in an offering, we will sell the securities to the dealers as principals. The dealers then may resell the securities to the public at varying prices which they determine at the time of resale. The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by us or through agents we designate. If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement. Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described therein. In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof.

Underwriters, dealers and agents, may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement. Certain underwriters, dealers or agents and their associates may engage in transactions with, and perform services for us in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date. We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors. The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal, at the time of delivery. The underwriters and other agents will not be responsible for the validity or performance of contracts.

Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the New York Stock Exchange. Any common stock sold pursuant to a prospectus supplement will be eligible for quotation and trading on the New York Stock Exchange, subject to official notice of issuance. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange or eligible for quotation and trading on the New York Stock Exchange.

LEGAL MATTERS

Our legal counsel, Cantey & Hanger, L.L.P., Fort Worth, Texas, will pass upon certain legal matters in connection with the offered securities. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The information incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001, regarding the estimated quantities of proved reserves of our oil and gas properties, the future net cash flows from those reserves and the present values of those cash flows is derived from reserve reports prepared or reviewed by Holditch-Reservoir Technologies Consulting Services. The information is incorporated by reference in this prospectus in reliance upon the authority of said firm as experts in matters contained in the reports.

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2002 and 2001, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for its reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file such information with the New York Stock Exchange.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the offering of securities under this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement on Form S-3. You will find additional information about us and our securities in the registration statement on Form S-3. All statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents which are filed as exhibits to the registration statement or otherwise filed by us with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any further filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities or we terminate this offering:

•
Our Annual Report on Form 10-K for the year ended December 31, 2001 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2002 Annual Meeting of Stockholders);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

•	Our Current Report on Form 8-K filed on April 3, 2002; and

•	The description of our common stock and preferred stock contained in our Form 8-A filed October 11, 2001.

You may request a copy of these filings at no cost, by writing or telephoning Quicksilver Resources Inc., 777 West Rosedale Street, Suite 300, Fort Worth, Texas 76104, Attention: Glenn Darden, President and Chief Executive Officer, telephone: (817) 665-5000.